Exhibit 99.1

Points International Ltd. to Present at 3rd Annual LD MICRO Conference

Toronto, Canada –December 3, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of the Points.com portal, today announced that CEO, Rob MacLean and CFO, Anthony Lam, will be presenting to the investment community at the 3rd annual LD MICRO Conference on Thursday, December 9th, at 1:00 P.M. PST / 4:00 PM EST at the Luxe Sunset in Los Angeles.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International’s Investor relations team.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Trade, Earn, Buy, Gift and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400